Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Thalia Brands, Inc.
548 Contra Costa Blvd, Suite O
Pleasant Hill, CA 94523
thaliacapos.com

Up to $1,069,998.00 in Class B Non-Voting Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Thalia Brands, Inc.
Address: 548 Contra Costa Blvd, Suite O, Pleasant Hill, CA 94523
State of Incorporation: DE
Date Incorporated: June 21, 2019

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,998.00 | 356,666 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $150.00

*Maximum subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Thalia Brands will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3 / share, you will receive 10 Class B Non-Voting Common Stock , meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Bonus Shares

15% Bonus Shares first 2 weeks

10% Bonus Shares from Week 3 to Week 7

5% Bonus Shares from Week 7 to Week 15

Perks*

$300 - 30% off all purchases on THALIACAPOS.com

All investors will receive a VIP Investor account that will entitle them to 30% off all purchases on THALIACAPOS.com (Excludes sale & co-branded items).

$601 – 50% off all purchases on THALIACAPOS.com plus a 10% store credit on investment

All investors will receive a VIP Investor account that will entitle them to 50% off all purchases on THALIACAPOS.com (Excludes sale & co-branded items) and they will also receive a store credit equal to 10% of their investment; a $100 retail value when used with the 50% discount)

$1,002 – 50% off all purchases on THALIACAPOS.com plus a 15% store credit

All investors will receive a VIP Investor account that will entitle them to 50% off all purchases on THALIACAPOS.com (Excludes sale & co-branded items) and they will receive a store credit equal to 15% of their investment; a $300+ retail value when used with the 50% discount)

$2,001 - 50% off all purchases on THALIACAPOS.com plus a 17% store credit

All investors will receive a VIP Investor account that will entitle them to 50% off all purchases on THALIACAPOS.com (Excludes sale & co-branded items) and they will receive a store credit equal to 17% of their investment; a $680 retail value when used with the 50% discount)

$5,001 - 2020 Taylor GS Mini – Thalia Custom Shop Guitar

A customized, brand new Taylor GS mini to your specs (choice of Koa, Mahogany, Spruce tops, including new custom headstock faceplate with inlays of your choice, custom truss rod cover, and pearl fretboard inlays). TBD after design review with Chris and the team. Includes New 2020 Taylor GS Mini Guitar & Makeover Service - $1,800 value). Also 50% off all purchases.

$10,001 - 2020 Gibson Les Paul Standard – Thalia Custom Shop Guitar

A customized, brand new 2020 Gibson Les Paul Standard to your specs (choice of available finishes, including Thalia custom pickguards, toggle washer, truss rod covers and custom back plates with a name or inscription). Includes New 2020 Gibson Les Paul Standard Guitar & Makeover Service. $3,500 value). Also 50% off all purchases.

*All Perks occur after the offering is completed

These perks offering discounts and store credit may not be used for resale purposes. In addition, these discounts provide a $1,000 yearly maximum value (unless authorized by the company). Meaning, any purchases above $1,000, in a rolling 12 month period, will not be eligible for the discount received by investing.

Perks will be redeemed once the investor has fully completed their investment and once it has been accepted and disbursed to the Company.

The Company and its Business

Company Overview

We are a guitar lifestyle brand that designs and manufacturers obsession-worthy accessories for guitar players. We sell directly to our consumers and deliver amazing design variation through our build-to-order supply chain. We have focused on delivering outstanding customer service, building direct relationships with our more than 100,000 customers and earning thousands of 5-star reviews in the process. We pride ourselves on making products that truly delight and amaze in every aspect of their design. From our base in guitar capos we will continue to expand into adjacent accessory categories where we see an opporunity for innovation and design.

Competitors and Industry

We have competitors in every category that we make products in. However, we are unique in our direct-to-consumer selling model and our ability to deliver customized designs via our build-to-order supply chain model. The vast majority of our competitors sell through a multi-tier supply chain instead of selling direct. Like Dell in the early PC market, we are differentiating ourselves by our ability to be flexible and serve thousands of niches instead of offering mass market products.

Current Stage and Roadmap

Although we have been in business for five years and have acheived many milestones, we are still in the seed stage as far as raising capital. With new investment we see the opportunity to leverage our new brand licenses and expand our offerings category by category, while continuing to innovate in our core businesses. Our vision is to become the dominant guitar accessories and lifestyle brand in the guitar industry.

The Team

Officers and Directors

Name: Christopher Michael Bradley

Christopher Michael Bradley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: May 13, 2014 - Present
  Responsibilities: Oversee & direct all aspects of the business.

- **Position:** Director & Chairman
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Oversee and manage the board of directors. Vote on issues brought before the board.

- **Position:** President
  Dates of Service: June 21, 2109 - Present
  Responsibilities: Oversee operations of the company.

- **Position:** Chief Financial Officer
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Oversee the finances of the company.

- **Position:** Treasurer
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Oversee fund raising activities and manage cross-boarder currency issues.

- **Position:** Secretary
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Insuring integrity of the governance framework and implementing decisions made by the board.

Other business experience in the past three years:

- **Employer:** 2ndEdison, Inc.
  Title: CEO
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Direct and oversee all aspects of the company.

Other business experience in the past three years:

- **Employer:** 2ndEdison, Inc.
  Title: Chairman & Director
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Oversee corporate governance and manage the board of directors.

Name: Eric Bakri Boustani

Eric Bakri Boustani's current primary role is with NetLawyers LLP. Eric Bakri Boustani currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** General Counsel
  Dates of Service: May 13, 2014 - Present
  Responsibilities: Direct and oversee the legal affairs of the company.

- **Position:** Director
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Participate in board meetings, vote on significant issues affecting the company.

Other business experience in the past three years:

- **Employer:** NetLawyers LLP
  Title: Managing Partner
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Direct and oversee all aspects of the company.

Name: Shannon Marie Bradley

Shannon Marie Bradley's current primary role is with Anaplan, Inc.. Shannon Marie Bradley currently services 2-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Director on the Board of Directors. Attend board meetings and vote on key issues relating to the company,

Other business experience in the past three years:

- **Employer:** Anaplan, Inc.
  Title: Account Executive
  Dates of Service: May 21, 2018 - Present
  Responsibilities: Quoted sales executive with targeted key accounts. Direct field sales.

Other business experience in the past three years:

- **Employer:** Thalia Capos LLC
  Title: VP of Sales & Marketing
  Dates of Service: December 01, 2016 - May 01, 2018
  Responsibilities: Oversee and build Thalia's global distribution and dealer network. Oversee artist relations and develop strategic partnerships. Manage tradeshows and development of dealer and distributor portal.

Other business experience in the past three years:

- **Employer:** Anaplan, Inc.

Title: Manage sales for major accounts.
Dates of Service: May 21, 2018 - Present
Responsibilities: Sales performance and quota attainment.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B - Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as

part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Non-Voting Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders

of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 1 trademarks and 5 patents, as well as numerous copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its

unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Thalia Brands, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Thalia Brands, Inc. could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
2ndEdison, Inc.	2,071,876	Class A Common Stock	82.88

The Company's Securities

The Company has authorized Class B Non-Voting Common Stock, and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 356,666 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 2,500,000 with a total of 2,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more Classs B Non-Voting Stock, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 2,500,000
  Use of proceeds: Formation of the C-Corporation.
  Date: June 21, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Thalia is a diversified, premium guitar accessories brand that derives the majority of its revenue through direct-to-consumer sales. In 2019 the company focused its efforts on diversifying its product portfolio and returning to profitability versus achieving year-over-year revenue growth. As a result the company's sales declined slightly to $1,827,426 from $2,183, 575 in 2018 (16% decline). However, the company posted an EBIT of $118,964 and Net Income of $42,485; up from a Net Loss of ($254,430) in 2018.

This dramatic turnaround in profitability was driven by several key strategies: first the company secured major licensing deals with Gibson, Martin, Taylor, Guild and Cordoba guitar brands. This is a material development for the company. These licensing deals bring credibility to the brand and greatly expanded the demand for our products. Second, the company developed several new product categories in 2019, including apparel, magnesium slides, leather guitar straps, truss rod covers and jewelry. The company emerged from 2019 as a diversified guitar accessories company and lifestyle brand with good prospects to profitably grow each of these categories in 2020.

The company launched an equity crowdfunding campaign via StartEngine in 2019 which helped fund the launch of several new product categories and also enabled the company to wean itself off of short-term debt, resulting in a significant drop in interest expense year over year.

Our paid ads strategy remains beneficial in attracting customers. We rely heavily on video ads that showcase the functionality and design aesthetics of our products for this initial acquisition. Once we get a new customer to our website we market to them via email with interesting guitar content via our weekly blog posts and emails that showcase new limited edition products, specials and weekly giveaways. Approximately 20,000 customers open and read our email each week. We also directly market to our customers who don't read our emails via targeted custom audience ads on Facebook,

Instagram and Google Networks. This has helped us to reach a global market for our products. About 50% of our customers come from the United States, but the rest come from over 200 different countries. While most of our sales come from our website, we also sell direct via our brand stores on Amazon and Reverb.com. We also maintain a global dealer and distributor network.

Historical results and cash flows:

The company spent much of 2019 diversifying its product portfolio and building key licensing relationships. Management believes that these strategies will ensure a more stable cash flow in 2020 and beyond. While capos remain the majority of the company's sales, these other categories are growing rapidly and are expected to comprise more than 50% of the company's sales in 2020.

While the company focuses on its direct-to-consumer business, the company also has an effective distribution network so that it can reach more customers globally. Distribution is key in certain countries such as Japan, Korea & China where selling direct from the USA is not as viable. We have also selected key dealers in most major markets where it is beneficial to have our products in physical stores.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2019 the company had $162,803 cash on hand.

The company also has several Line of credits and loans as listed below:

Lines of Credit

Shopify Working Capital LOC

On February 26, 2019 the company entered a merchant capital agreement with Shopify. The company received $165,000 and has to remit $184,800 from future receivables at a remittance rate of 17%. The outstanding balance as of December 31, 2019 was $90,135.

Paypal Working Capital LOC

On December 26, 2018, the company received PayPal working capital loan in the amount of $125,000. The loan has a fee of $12,412, bringing the total repayment amount to $137,412. The loan has a repayment percentage of 15% and the company is required to make a minimum payment of $2,780 every 90 days. The outstanding balance as of December 31, 2019 was $48,663.42.

Loans

2ndEdison, Inc Loan

The company received several loans from its majority owner 2ndEdison, Inc in the total amount of $512,787 as of December 31, 2019. The loans carried no interest and no maturity date had been set for repayment.

Bond Street Loan

On July 18, 2017, the company entered a term loan amount agreement with Bond Street in the amount of 300,000. The loan has an annual interest rate of 15.50% and matures on August 1, 2020. As of December 31, 2019, the loan has an outstanding balance of $73,896.

Eric Boustani Loan

The company has a loan from Eric Boustani, a company related party and officer in the amount of $97,674 as of December 31, 2019. The loans carried no interest and no maturity date had been set for repayment.

Quarterspot Loan

On September 27, 2018, the company entered a loan agreement with QuarterSpot in the amount of $95,000. The loan has an interest rate of 40.03% and matures in 360 days. On October 21, 2019, the company drew an additional advance from QuarterSpot to purchase inventory for the 2019 Holiday Season. The total loan amount including prior advances on October 21, 2019 was $150,000. The balance on this loan was $98,229 as of December 31, 2019.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are important for us being able to invest in new products and inventory. Without them we will likely delay the launch of certain new products. We will likely be able to refinance or have access to additional capital as we pay down current debt as a result of daily operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company will survive without these funds but will not be able to grow as planned without this investment. We do not have enough investment capital currently to fund all of our new product initiatives, but we do have enough to maintain operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum will not have a material impact on our business one way or the other. It would represent less than 10% of monthly revenues.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe that we would be able to operate the company indefinitely with the maximum funding goal. Although, we will likely raise additional capital in the future so that we may continue to invest in new products, staff and resources.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our Merchant Capital lines of credit that are offered by Shopify & PayPal get paid down as a percentage of daily credit card receipts. These lines of credit will be paid off later this year and we will have access to additional funding from these lenders once those are paid down. We also are paying down other short-term debts and so if necessary, we could replace those loans with others. However, we plan to use the capital provided by this raise to buy inventory without the use of debt and so we expect to eliminate our reliance on short term debt.

Indebtedness

- **Creditor:** Shopify Working Capital LOC
  Amount Owed: $90,135.29
  Interest Rate: 17.0%
  Maturity Date: July 01, 2020

- **Creditor:** Paypal Working Capital LOC
  Amount Owed: $48,663.42
  Interest Rate: 15.0%
  Maturity Date: July 01, 2020

- **Creditor:** 2ndEdison, Inc
  Amount Owed: $512,787.02
  Interest Rate: 0.0%
  Maturity Date: December 01, 2022

- **Creditor:** Bond Street
  Amount Owed: $73,896.20
  Interest Rate: 15.5%
  Maturity Date: August 01, 2020

- **Creditor:** Eric Boustani
  Amount Owed: $97,674.13
  Interest Rate: 0.0%
  Maturity Date: December 01, 2022

- **Creditor:** QuartersPot
  Amount Owed: $98,229.92
  Interest Rate: 40.03%
  Maturity Date: September 27, 2019

Related Party Transactions

- **Name of Entity:** Eric Boustani
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $65,000 loan and it carries no interest and no maturity date has been set for repayment.
  Material Terms: Eric Boustani is also a related party and director who has loaned Thalia Brands, Inc. money when needed for cash flows in the amount of $65,000 as of December 31, 2018. The loan carries no interest and no maturity date has been set for repayment.

- **Name of Entity:** 2ndEdison, Inc.
  Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Purchase of of IP From 2ndEdison, Inc.
  Material Terms: On July 1, 2017, 2ndEdison, Inc. sold 5 patents to Thalia Capos LLC for $220,000. These were 3 capo patents and 2 guitar pick patents, which provides broad protection for Thalia's capo and pick businesses. GUITAR CAPO WITH REVERSE MECHANISM AND LINKAGE PATENT NO: US 9,190,033 GUITAR CAPO WITH DECORATIVE INLAYS PATENT NO: US 9,454,946 GUITAR CAPO WITH REPLACEABLE FRETPADS PATENT NO: US 9,711,115 3-PLY WOODEN GUITAR PICK PATENT NO: US 9,865,236 2-PLY WOODEN GUITAR PICK PATENT NO: US 10,043,496

- **Name of Entity:** 2ndEdison, Inc.
  Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Equipment Leases for Thalia

Brands, Inc.

Material Terms: Thalia Brands, Inc. leases Equipment in the name of 2ndEdison, Inc., as 2ndEdison, Inc. had a better credit rating and was able to secure a lower monthly payment. Thalia Brands, Inc. pays the lease payments directly with no markup. A list of lease agreements by 2ndEdison, Inc on behalf of Thalia Brands, Inc. and terms are as follows: First Master equipment Lease agreement with Geneva Capital, LLC for an Epilog Laser Geneva supplied by Advanced Marketing Solutions for a Laser Printer Geneva was entered on April 10, 2016. The lease matures after 60 payments of $395.66. Second Master equipment Lease agreement with Geneva Capital, LLC for an Epilog Laser Geneva supplied by Advanced Marketing Solutions was entered May 3, 2017. The lease matures after 60 payments of $879.38. Lease agreement with Wells Fargo Equipment, Manufacturing services Group for a fork lift was entered on June 5, 2017. The lease matures after 36 payments of $271.88. Third Master equipment Lease agreement with Geneva Capital, LLC for an Epilog Laser Geneva supplied by Advanced Marketing Solutions was entered October 23, 2018. The lease matures after 60 payments of $395.14. Lease agreement with TimePayment Corp., a refurbished Direct-to Garment Printer Package, a Pre-owned Spider-Mini Pretreat Machine, and a Pre-Owned Clam Heat Press supplied by Coldesi, Inc was entered January 31, 2019. The lease matures after 60 payments of $507.03 Lease agreement with FirstLease, Inc for a Direct-To-Garment printer was entered on March 25, 2019. The lease matures after 45 payments of $545.76 All these leases payments are reimbursed to 2ndEdison, Inc by Thalia Brands, Inc.

- **Name of Entity:** 2ndEdison, Inc.
  Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loans from Thalia Brands's majority owner, 2ndEdison, Inc.
  Material Terms: The company's received loans from its majority owner 2ndEdison, Inc in the amounts of $280,305 and $128,779 as of December 31, 2018 and 2017 respectively. The loans carried no interest and no maturity date had been set for repayment.

- **Name of Entity:** 2ndEdison, Inc,
  Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Chris Bradley Management Fee
  Material Terms: Thalia Brands, Inc. has been paying 2ndEdison, Inc. a nominal management fee of $50K per year for services provided by Chris Bradley. Chris

has not received salary or any other compensation from Thalia Brands, Inc. since inception and this nominal amount is to cover some expenses related to his role in the company. Chris's normal consulting rate is $275 per hour at 2ndEdison, Inc.

- **Name of Entity:** 2ndEdison, Inc.
  Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Other General transactions that 2ndEdison, Inc. has paid on behalf of Thalia Brands, Inc.. and is later reimbursed
  Material Terms: 2ndEdison, Inc. sometimes has paid expenses on behalf of Thalia Brands, Inc.. and is later reimbursed and vice versa. In 2017, general and administrative expenses paid by 2ndEdison, Inc. on behalf of Thalia Brands, Inc. was in the amount of $161,991.30, which was reimbursed by Thalia Brands, Inc.. In 2017, the only expense paid by Thalia Brands, Inc. on behalf of 2ndEdison, Inc. was travel expense in the amount of $1,849.46. This expense was reimbursed by 2ndEdsion, Inc. In 2018, general and administrative expenses paid by 2ndEdison on behalf of Thalia Brands, Inc. was in the amount of $14,994.8, which was reimbursed by Thalia Brands, Inc. In 2018, there were no general expenses paid by Thalia Brands, Inc. on behalf of 2ndEdison, Inc.

Valuation

Pre-Money Valuation: $8,000,001.00

Valuation Details:

We used multiple methods to determine our valuation including discounted cash flow analysis and comparable acquisition multiples on trailing revenue. At this stage of development, financial models are considered by many to be highly speculative and thus revenue multiples are more commonly used as a proxy. Companies are our stage of development are typically valued at 3-5X revenue and may fetch more if the buyer is strategic. For example, Crunchbase reports that Blue Microphones was recently purchased by Logitech for $117M on an estimated $10M in trailing revenues, which would indicate for it is not uncommon to see 10X multiples for companies with strategic value to the acquirer.

Our average revenue over the past two years was approximately $2.5M, so a 3X multiple would value our company at $7.5M and a 5X multiple would value us at $12.5M. We believe that there are a number of factors that would push us to the higher end of that multiple spectrum, including the value of our intellectual property portfolio, our direct customer list and D2C model, the value of our brand, the licensing contract with Gibson, and our fully developed product portfolio that we have invested heavily in that is ready to launch in the coming quarters.

That said, we have set our valuation at $8M for this raise in hopes that this valuation will help us to fully subscribe the offering so that we may use the capital to launch our new products and grow the company to the next leve. We believe that there is considerable upside for investors as we scale the business over the next several years.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Inventory*
  94.0%
  To purchase inventory to support our Holiday 2019 Selling Season.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Inventory*
  63.0%
  To purchase inventory for our 2019 Holiday Selling Season

- *Working Capital*
  27.0%
  We need working capital so that we can pay down some short-term debt so that we can free up our normal operating cashflow. We will then be able to use our normal operating cashflow to purchase advertising, which will spur revenue growth.

- *Tooling for New Products*
  4.0%
  We need to purchase tooling for our two new products lines: strap locks and wall hangers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at thaliacapos.com (http://www.thaliacapos.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thalia

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Thalia Brands, Inc.

[See attached]

Thalia Brands, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Thalia Brands, Inc.
Orinda, California

We have reviewed the accompanying financial statements of Thalia Brands, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 14, 2020
Los Angeles, California

THALIA BRANDS, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	162,803	$	50,627
Accounts receivable—net		4,272		-
Inventories		578,157		385,385
Total current assets		**745,232**		**436,012**
Intangible assets, net		188,727		201,667
Total assets	$	**933,959**	$	**637,679**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	7,260	$	-
Lines of Credit		138,799		194,922
Credit Card		308,632		106,464
Loans Payables - Current		172,126		194,281
Other current liabilities		3,907		5,822
Total current liabilities		**630,724**		**501,490**
Loans Payables- Non Current		512,987		497,389
Shareholder Loan		97,674		65,000
Total liabilities		**1,241,386**		**1,063,878**
STOCKHOLDERS' EQUITY				
Members Equity		-		-
Common Stock - Class A		250		-
Common Stock - Class B		-		-
Aditional Paid in Capital		76,038		-
Equity issuance cost		-		-
Retained earnings/(Accumulated Deficit)		(383,715)		(426,200)
Total stockholders' equity		**(307,427)**		**(426,200)**
Total liabilities and stockholders' equity	$	**933,959**	$	**637,679**

See accompanying notes to financial statements.

THALIA BRANDS, INC.
STATEMENTS OF OPERATIONS
 (UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	1,827,426	$	2,183,575
Cost of goods sold		369,150		518,293
Gross profit		1,458,276		1,665,282
Operating expenses				
General and administrative		934,265		1,198,549
Research and development		-		-
Sales and marketing		405,047		502,946
Total operating expenses		1,339,312		1,701,495
Operating income/(loss)		118,964		(36,213)
Interest expense		76,479		218,226
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		42,485		(254,439)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**42,485**	$	**(254,439)**

See accompanying notes to financial statements.

THALIA BRANDS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in thousands, $US)	Members' Equity	Common Stock - Class A		Additional Paid-in Capital	Accumulated Deficit	Equity issuance cost	Total Members' Equity
		Shares	Amount				
Balance—December 31, 2017	$ -	-	$ -	$ -	$ (171,761)	$ -	$ (171,761)
Net income/(loss)	-	-	-	-	(254,439)	-	$ (254,439)
Contribution	-	-	-	-	-	-	-
Balance—December 31, 2018	$ -	$ -	$ -	$ -	$ (426,200)	$ -	(426,200)
Conversion from LLC to C corp	-	2,500,000	250	76,038	$ -	-	76,288
Net income/(loss)	-	-	-	-	42,485	-	42,485
Balance—December 31, 2019	$ -	2,500,000	$ 250	$ 76,038	$ (383,715)	$ -	$ (307,427)

THALIA BRANDS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	42,485	$	(254,439)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		-		-
Amortization of intangibles		12,940		12,940
Bad debt expense		-		-
Changes in operating assets and liabilities:				
Accounts receivable		(4,272)		-
Inventory		(192,773)		(49,216)
Prepaid expenses and other current assets		-		-
Accounts payable and accrued expenses		7,260		-
Credit Cards		202,168		(150,532)
Other current liabilities		(1,915)		(719)
Net cash provided/(used) by operating activities		**65,894**		**(441,966)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Lines of credit		(56,124)		(564)
Loans Payables		(6,557)		299,303
Shareholder Loan		32,674		65,000
Issuance of common stock		76,288		-
Net cash provided/(used) by financing activities		**46,282**		**363,738**
Change in cash		112,176		(78,227)
Cash—beginning of year		50,627		128,855
Cash—end of year	$	**162,803**	$	**50,627**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Thalia Brands, Inc. was previously formed as Thalia Capos, LLC on May 23, 2014 in the state of Delaware. The company converted to a C Corporation, Thalia Brands, Inc. on June 21, 2019 in the state of Delaware. The financial statements of Thalia Brands, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Orinda, California.

We are a guitar lifestyle brand that designs and manufacturers obsession-worthy accessories for guitar players. We sell directly to our consumers and deliver amazing design variation through our build-to-order supply chain. We have focused on delivering outstanding customer service, building direct relationships with our more than 100,000 customers and earning thousands of 5-star reviews in the process. We pride ourselves on making products that truly delight and amaze in every aspect of their design. From our base in guitar capos we will continue to expand into adjacent accessory categories where we see an opportunity for innovation and design.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the average cost method.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company has no property and equipment as of December 31, 2019 or 2018.

Intangible assets, net

The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. Patents consist of 3 capo patents and 2 pick patents sold to Thalia Brands, Inc. for $220,000.

Impairment of Long

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Thalia Brands, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Finished Goods	$ 411,054	$ 162,576
Work in Process	167,103	222,808
Total Inventories	**$ 578,157**	**$ 385,385**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities, and other long-term liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Finished Goods	$ 411,054	$ 162,576
Work in Process	167,103	222,808
Total Inventories	**$ 578,157**	**$ 385,385**

As of Year Ended December 31,	2019	2018
Other Current Liabilities consist of:		
Tax Payable	3,907	5,822
Total Other Current Liabilities	**$ 3,907**	**$ 5,822**

5.   INTANBIGLE ASSET

As of December 31, 2019, intangible asset consists of:

	December 31, 2019		
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Patents	$ 220,000	$ (31,273)	$ 188,727
Total	$ 220,000	$ (31,273)	$ 188,727

As of December 31, 2018, intangible asset consists of:

	December 31, 2018		
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Patents	$ 220,000	$ (18,333)	$ 201,667
Total	$ 220,000	$ (18,333)	$ 201,667

Period	Amortization Expense
2020	$ 12,940
2021	12,940
2022	12,940
2023	12,940
Thereafter	136,967
Total	**$ 188,727**

Amortization expense for intangible asset for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $12,940 and $12,940 respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

On June 21, 2019, Thalia Capos LLC converted to a Delaware C Corporation called Thalia Brands, Inc. Thalia Brands, Inc is authorized to issue a total of 5,000,000, Common Stock at a par value of $0.0001. The Common Stock consists of 2,500,000 shares of Class A Common Voting rights, and 2,500,000 of Class B Non-Voting rights. 2,500,000 shares of Class A Common Voting rights Stock have been issued and outstanding for a consideration of $250.

7. DEBT

Lines of Credit

Paypal Working Capital LOC

On December 26, 2018, the company received PayPal working capital loan in the amount of $125,000. The loan has a fee of $12,412, bringing the total repayment amount to $137,412. The loan has a repayment percentage of 15% and the company is required to make a minimum payment of $2,780 every 90 days. The credit is classified as short-term loan in Balance Sheet in both 2019 and 2018. As of December 31, 2019, and 2018 the outstanding balances are $48,663.42 and $137,409.07 respectively.

Shopify Working Capital LOC

On February 26, 2019, the company entered capital agreement with Shopify. The company received $165,000 and was to remit $184,800 from future receivables at a remittance rate of 17%. The outstanding balance of this loan was $90,135.29 as December 31, 2019.

Loans Payables

QuartersPot Loan

On September 27, 2018, the company entered a loan agreement with QuarterSpot in the amount of $95,000. The loan has an interest rate of 40.03% and matures in 360 days. The credit is classified as short-term loan in Balance Sheet in 2019. As of December 31, 2019, and 2018 the outstanding loan balance are $98,299.92 and $99,498 respectively.

Bond Street Loan

On July 18, 2017, the company entered a term loan amount agreement with Bond Street in the amount of 300,000. The loan has an annual interest rate of 15.50% and matures on August 1, 2020. The credit is classified as short-term loan in Balance Sheet in 2019. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $73,896.20 and $180,640 respectively.

2ndEdison, Inc Loan

The company's received several loans from its majority owner 2ndEdison, Inc in the total amount of $512,987.02 and $280,305 as of December 31, 2019 and 2018 respectively. The loans carried no interest and no maturity date had been set for repayment.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 12,678	$ -
Valuation Allowance	(12,678)	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ 12,678	$ -
Valuation Allowance	(12,678)	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating profit/(loss) carryforwards of approximately $42,485. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9.   RELATED PARTY

There are two related parties:

- 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.

- Eric Boustani – director and a shareholder

Equipment Leases
Thalia Capos, LLC leases Equipment in the name of 2ndEdison, Inc., as 2ndEdison, Inc had a better credit rating and was able to secure a lower monthly payment. Thalia Brands, Inc. pays the lease payments directly with no markup.   A list of lease agreements by 2ndEdison, Inc on behalf of Thalia Capos LLC and terms are as follow:

First Master equipment Lease agreement with Geneva Capital, LLC for a Laser Printer Geneva supplied by Advanced Marketing Solutions for a Laser Printer Geneva was entered on April 10, 2016. The lease matures after 60 payments of $395.66.

Second Master equipment Lease agreement with Geneva Capital, LLC for a Laser Printer Geneva supplied by Advanced Marketing Solutions was entered May 3, 2017. The lease matures after 60 payments of $879.38.

Lease agreement with Wells Fargo Equipment, Manufacturing services Group for a fork lift was entered on June 5, 2017. The lease matures after 36 payments of $271.88.

Third Master equipment Lease agreement with Geneva Capital, LLC for a Laser Printer Geneva supplied by Advanced Marketing Solutions was entered October 23, 2018. The lease matures after 60 payments of $395.14.

Lease agreement with TimePayment Corp., a refurbished Direct-to Garment Printer Package, a Pre-owned Spider-Mini Pretreat Machine, and a Pre-Owned Clam Heat Press supplied by Coldesi, Inc was entered January 31, 2019. The lease matures after 60 payments of $507.03

Lease agreement with FirstLease, Inc for a shirt printer was entered on March 25, 2019. The lease matures after 45 payments of $545.76

All these leases payments are reimbursed to 2ndEdison, Inc by Thalia Capos LLC.

2ndEdison, Inc Loan

The company's received several loans from its majority owner 2ndEdison, Inc in the total amount of $512,987.02 and $280,305 as of December 31, 2019 and 2018 respectively. The loans carried no interest and no maturity date had been set for repayment.

Eric Boustani Loan

Eric Boustani is also a related party and director who has loaned Thalia Capo LLC money when needed for cash flows in the amounts of $97,674 and $65,000 as of December 31, 2019 and December 31, 2019 respectively. The loan carries no interest and no maturity date has been set for repayment.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility under operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 201, are as follows:

As of Year Ended December 31, 2019		
2020	$	35,938
2021		-
2022		-
2023		
2024		-
Thereafter		-
Total future minimum operating lease payments	**$**	**35,938**

Rent expense for the fiscal years 2019 and 2018 was $120,947 and $125,044, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 14, 2020, the date the financial statements were available to be issued.

THALIA BRANDS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $383,715 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







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Thalia Brands, Inc.

Luxury Guitar Accessories & Custom Parts

thalia
Gibson
Taylor
CMF MARTIN
thalia

Website | Pleasant Hill, CA | CONSUMER PRODUCTS

Thalia is a direct-to-consumer guitar accessories and lifestyle brand with a loyal customer base, successful business model, and impressive portfolio of innovative patented products. We have formed major brand partnerships with the top Guitar Makers so we can deliver truly differentiated products that guitar players crave. Our products have generated $10M in sales to date. Now we need investors to help us grow to the next level.

$435,300 raised

917 Investors	**18** Days Left
$3.00 Price per Share	**$8M** Valuation
Equity Offering Type	**$150.00** Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 41 | Comments | Follow

Reasons to Invest

- Proven D2C e-Commerce Business with Build-to-Order Supply Chain
- Luxury Brand with 130K+ Loyal Customers
- Profitable with $10M in Sales to date

Bonus Rewards

Get rewarded for investing more into Thalia Brands, Inc.

$150+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra

DIRECT-TO-CONSUMER PREMIUM



DIRECT-TO-CONSUMER, PREMIUM
GUITAR ACCESSORIES BRAND

THE BUSINESS

PREMIUM, HANDCRAFTED GUITAR ACCESSORIES & LIFESTYLE PRODUCTS FOR GUITAR PLAYERS

Thalia is the leading luxury brand for guitar accessories & lifestyle products. Through rapid category expansion we have quickly become a significant player in more than a dozen accessory categories. We build exceptional guitar capos that keep guitars in tune. We manufacture the world's thinnest durable wood guitar picks. We also craft the the softest and most comfortable premium Italian leather guitar straps. With our ever-expanding line-up of differentiated guitar accessories and lifestyle products, we are challenging guitar industry norms and upscaling every accessory category that we enter.

Gibson
Taylor

GUITAR PLAYERS CRAVE PREMIUM ACCESSORIES WITH GREAT DESIGN

Most of our products feature exotic wood and shell inlays that turn our guitar accessories into works of art. With a talented team of inlay artists, designers, and engineers and a vast collection of exotic wood and shell, we can craft a wide range of customized products that Guitar Players crave. Best of all, our state-of-the-art supply chain processes allow us to deliver this mass differentiation at scale.

please see the Offering Summary section below.

$300+
Investment
30% off all purchases on THALIACAPOS.com
All investors will receive a VIP Inves account that will entitle them to 30 all purchases on THALIACAPOS.cor (Excludes sale & co-branded items

$601+
Investment
50% off all purchases plus 10% store credit
Investors receive a VIP Investor acc entitling them to 50% off all purch on THALIACAPOS.com (Excludes sa co-branded items). Investor also re a store credit equal to 10% of investment; a $100 retail value wh used with 50% discount

$1,002+
Investment
50% off all purchases plus 15% store credit
Investors receive a VIP Investor acc entitling them to 50% off all purch on THALIACAPOS.com (Excludes sa co-branded items). Investor also re a store credit equal to 15% of investment; a $300 retail value wh used with 50% discount

$2,001+
Investment
50% off all purchases plus 17%


MGW



THE MARKET

EXPANDING OUR MARKET ONE CATEGORY AT A TIME

- GUITAR ACCESSORIES IS A $1 BILLION GLOBAL MARKET
- $400 MILLION IN THE USA ALONE
- EST. 50 MILLION GUITAR PLAYERS IN THE WORLD Source: BBC
- EST. 20 MILLION GUITAR PLAYERS IN THE USA Source: NAMM/Gallup
- FENDER ESTIMATES THAT 50% OF NEW GUITARISTS TODAY ARE WOMEN (VS. 15% A DECADE AGO)


GUITAR ACCESSORIES $400M
GUITARS $2.1B

Guitars & Accessories
USA Retail Sales in 2018: $2.5 Billion
Source: Music Trades 2019 Music Industry Census

OUR TRACTION

ESTABLISHED PREMIUM GUITAR ACCESSORIES & LIFESTYLE BRAND WITH MOMENTUM

Thanks to our **direct-to-consumer and built-to-order supply chain**, we're able to offer our customers **infinite variety and customization** while delivering the highest quality products on the market **with amazing customer service.** We've achieved $10M in sales to date, earned the trust of over 130K loyal customers and received more than 7,000 verified 5-star reviews.

$10M **130K** **7000+**

---

purchases plus 17% store credit

Investors receive a VIP Investor acc entitling them to 50% off all purch on THALIACAPOS.com (Excludes sa co-branded items). Investor also re a store credit equal to 17% of investment; a $680 retail value wh used with 50% discount

$5,001+

Investment

2020 Taylor GS Mini – Thalia Custom Shop Guitar

A customized, brand new Taylor G to your specs, including new custo headstock faceplate with inlays of choice, custom truss rod cover, an fretboard inlays. Also 50% off all purchases.

$10,001+

Investment

2020 Gibson Les Paul Standard – Thalia Custom Shop

A customized, brand new 2020 Gib Les Paul Standard to your specs, including Thalia custom pickguard toggle washer, truss rod covers an custom back plates with a name o inscription. Also 50% off all purcha







SALES TO DATE | LOYAL CUSTOMERS | 5-STAR REVIEWS

To date, we have been **awarded 5 US Utility Patents with broad claims** to protect our core capo and pick technologies. We also have several other patents pending for future products that we plan to launch.

We have an **entire portfolio of amazing products that are already in market** and adored by thousands.

thalia

MAJOR BRAND PARTNERSHIPS

In 2019 we entered into **global licensing partnerships with Gibson, Taylor, Martin, Larrivee, Cordoba and Guild Guitar, which enables us to sell exclusive co-branded products made by Thalia.** Our quality standards, customer service record and luxury brand status is what enabled us to earn the trust of these iconic guitar brands. We are the only company with these brand licenses.

Gibson

Gibson

RHYTHM
TREBLE
Gibson



UNIQUE PRODUCTS DIFFERENTIATED THROUGH SUPPLY CHAIN

We make guitar accessories that simply work better and look better than our competitors. We differentiate ourselves by offering unparalleled design variation and customization in our products. This is only possible because **we design our products for late-stage differentiation** with a **build-to-order, direct-to-consumer supply chain model.** This is appealing to customers because they can choose choose inlays and finishes that closely match their guitars or other personal preferences.





CURRENT PRODUCTS

GUITAR CAPOS

We make capos that are **functional works of art.** We designed it from the ground up to **improve tone and usability** while complementing fine guitar finishes and inlays. **Thousands of verified 5-Star reviews** and numerous reviews from prominent YouTubers are proof that the Thalia Capo is the best capo on earth.

  

Squeeze the capo with your fretting hand to move up and down the neck.

Match the radius of your guitar's fingerboard, with our interchangeable fretpads.

Pick from **hundreds of different inlay** options to suit any style.

EXOTIC WOOD GUITAR PICKS

We make exotic wood guitar picks that have **incredible tone.** We make them by slicing micro-thin layers of exotic wood and then bonding them back together with the **woodgrain in a crosshatch pattern.** The result is a v**ery thin, flexible and durable wood pick** with a warm tone that sounds better with each use. Moreover, we plan to launch our all new 2.0 version of our picks in August 2020!

  

We offer **4 different pick shapes, 2 different thicknesses** and **a variety of different species of wood.**

 Our thinnest pick is 0.9mm and it has flex like a plastic pick but with a much warmer tone.

We make them using multiple layers of wood with the grain **crosshatched for strength.**

EXOTIC WOOD PHONE CASES

We make exotic wood and shell phone cases that blow peoples minds. The market for this category is massive & the margins are high because this is a source of profit for wireless carriers and phone makers. This is also the perfect lifestyle product to showcase our customer base's affinity to guitars.



Our inlaid guitar cases are works of art, with each case being inlaid by hand by a custom shop team that can engrave or inlay an infinite array of designs with broad appeal while our deals with Gibson, Taylor, Guild, and Martin enable us to offer branded products that shock and awe.

CUSTOM GUITAR PARTS

In July 2020, we launched Gibson by Thalia Custom Parts as part of our partnership with Gibson Guitars. These are one of a kind custom parts that are only available from Thalia, and are inlayed with a variety of wood and shell styles that are designed to upscale and enhance the look of Gibson and Epiphone Guitars. We initially launched parts for the iconic Les Paul, but plan to roll out parts for all Gibson models in the coming months ahead. We also expect to launch other co-branded offerings in the coming quarters.



CUSTOM SHOP DESIGN SERVICES

Custom Shop capos, picks & straps have been a mainstay of Thalia offerings, but In July 2020, we launched our Custom Guitar Parts Design Service and our Guitar Makeover Service. These new high-value custom shop services officially make Thalia the premium guitar hot rod shop. Customers who want custom parts for their guitars can now hire the Thalia Custom Shop Team to bring these dreams to life. We also launched a Guitar Makeover Service, where customers can send in their guitars and our in-house team of luthiers and designers will transform them into something extraordinary. From cosmetic enhancements like exotic wood and into something extraordinary. From cosmetic enhancements like exotic wood and shell pick guards and custom inlays to complex wiring mods and new pickups, our team works with each customer to complete a full makeover, from subtle details to bolder designs. Watch the video below to see our custom parts design service in action.

  

GUITAR STRAPS

We make premium Italian leather guitar straps with beautiful wood and shell inlays at amazing price points. Thalia Straps are designed for our build-to-order supply chain model and can be customized to fit the exact tastes and style of each consumer. From branded straps to complete custom shop straps, we can do it all. Like other Thalia Products we offer a wide range of stock designs to suit a range of tastes.

  



OTHER UNIQUE THALIA PRODUCTS IN OUR PRODUCT LINEUP

  





MAGNESIUM
SLIDES

CLOTHING

JEWELRY

NEW PRODUCTS PLANNED FOR FUTURE LAUNCH WITH YOUR INVESTMENT

We have been busy designing new products and have the following products ready to launch. **Given that we are asking for your investment we thought we share what we have ready to launch now.** We just need investment capital to get these beauties off the ground. Your support and investment, will help us launch these new products just in time for the Holidays!

STRAP LOCKS

We have been developing a strap lock for the better part of 3 years. The problem that we have with existing strap locks is that they usually require you to replace the button on your guitar (hell no!) and of course none of the solutions on the market are very elegant or attractive. So here is what we have designed. We have created a strap lock that will work with over 30 different stock and aftermarket buttons from all of the major guitar brands. No need to get out your screwdriver! And best of all our elegant solution is as beautiful as it is functional and sports fine finishes and inlays just like other Thalia products. We even made sure that it would work perfectly on an acoustic with a endpin jack!









WALL HANGERS

Historically, wall hangers have been another area of disappointment for me. Do I really have to hang my $4,000 guitar on a $12 hanger with exposed drywall screws? Maybe I am a design freak, but come on this is my baby and the most expensive piece of art in my house. I want something that complements it and cradles it and makes sure it is well protected. So here is the Thalia Wall Hanger. It is built on a turn table mechanism so that it is self-leveling even for my asymmetric Telecaster headstock. There are no exposed fasteners, it is beautiful, and we employ felt for for those areas that come in contact with the Nitrocellulose finish on my guitars. I've read too many horror stories on the Acoustic Guitar Forum to trust anything else. Thalia Wall Hangers can also be customized with a name, the brand, a favorite design, matching wood, or inlay pattern. And it looks great when you are playing the guitar too!



THE BUSINESS MODEL

WE SELL DIRECT-TO-CONSUMER WITH A BUILD-TO-ORDER SUPPLY CHAIN MODEL




Our primary selling model is direct-to-consumer via our website, Amazon and Reverb.com. To get consumers to our website, we advertise on Google, YouTube, Facebook, Instagram and other marketing platforms. Selling direct helps us to

Facebook, Instagram and other marketing platforms. Selling direct helps us to build a loyal customer base. We focus on making exceptional products and providing unrivaled customer support. To further engage with our community we share interesting guitar content, conduct weekly giveaways, and release new limited edition products each week via a weekly email & blog post that is regularly read by 18K people. With this model, each time we launch a new product we have an existing customer base of >100K customers who we can tap directly as early adopters.

We design all of our products for late-stage differentiation and customization. This means that the core product such as the metal parts of the capo are preassembled, prepped and readied for final assembly. Once an order comes in a Thalia Inlay Specialist will complete the final step. This design strategy allows us to offer significant design variety to our customers while still maintaining efficient manufacturing processes. We are constantly tinkering with ways to enhance efficiency and improve our fulfillment processes.

HOW WE ARE DIFFERENT ───────────────

OUR DESIGN STRATEGY & BUILD-TO-ORDER MODEL ALLOWS US TO EFFICIENTLY DELIVER DESIGN VARIETY & CUSTOMIZATION

Guitar players love variety and customization in their guitars & accessories **but few can afford a custom shop guitar**. Thalia brings the custom shop concept to the masses with highly-customizable guitar accessories at attainable price points. This is made possible by selling direct and by designing our products specifically for late-stage differentiation.



THE VISION

PROJECTING RAPID GROWTH OVER THE NEXT 5 YEARS

We believe we can become the leading guitar accessories & lifestyle brand in the world by continuing the innovation we've already begun. We're tackling each guitar accessory category one by one, and we're continuing to expand with a solid plan of attack. We are also reducing risk by diversifying our portfolio with a full range of guitar accessories and lifestyle items.

OUR TEAM

20 YEARS OF SUCCESSFUL PRODUCT DEVELOPMENT EXPERIENCE

Our core product development team has worked together continuously, developing innovative products, for successful companies for nearly 20 years. Now, we've grown Thalia Brands, Inc. from an idea into a guitar industry powerhouse. We're a well-rounded group of marketers, product developers, designers and engineers with the track record required to bring a great guitar lifestyle brand to the top.

EXECUTIVE TEAM

    

| Chris Bradley | Jeff Tilley | Alan Crarer | Eric Boustani | Peter Asher, CBE |
| Chairman & CEO | VP Design | VP Engineering | VP & General Counsel | Advisor |

Seasoned, award-winning team who have developed more than 60 consumer products across a range of industries over the past 20 years for top-tier companies. This team has also been the design team at 2ndEdison, Inc. for 15+ years. Peter is a key advisor to our team.



Sampling of products designed and engineered by this team as part of 2ndEdison, Inc.

WHY INVEST

WE WANT OUR LOYAL CONSUMERS TO BE PART OF OUR JOURNEY



We're opening up our company to equity crowdfunding so that we can invite our loyal consumers and fans, to become shareholders. We have ambitious plans for new products and with your help we can make these a reality. We have already proven that we can repeatedly deliver innovation & quality that guitar players desire. The future is bright and we will continue to invest in R&D as we scale so that we can accomplish our goal of becoming the leading guitar accessories & lifestyle brand in the next decade. Let's do this together!

September 2014

Our Company Launches on Kickstarter!

In September of 2014, we launch a 21 day kickstarter campaign to fund the final development of our flagship product, the Thalia Capo.

December 2018

Thalia launches into Exotic Wood Phone

February 2019

Thalia launches into Clothing

We bring Direct-To-Garment printing in house and bring hundreds of new guitar-themed designs to the market with shirts, hoodies, caps and other apparel.

July 2019

Launch our Magnesium Slides

We enter the slide market with a collaboration with MagSlide!

July 2019

Thalia signs licensing deal with Gibson

In a broad licensing deal, Gibson & Thalia will now both distribute co-branded capos and phone cases to a wide audience of guitar players.

July 2019

Launch on StartEngine

Now YOU can own a part of our company!

September 2019

Launch into Custom Leather Straps

Thalia launch into straps bringing Thalia quality to yet another accessory category.

November 2019

Taylor

Licensing Deals with Taylor & Martin Guitars

We sign a broad licensing deals with both Taylor and Martin Guitars to make phone cases, straps and more.

November 2016

thalia

We launch the Thalia Exotic Wood Guitar Pick

Share details about an important milestone in your company's history.

March 2020

Thalia Pivots to Make Intubation

January 2021

Launch Wall Hangers & Strap Locks

After several years of development, we will launch our new line of wall hangers and strap locks.(ANTICIPATED)

July 2020

Launch of Gibson by Thalia Custom Parts & New Custom Shop Services

Cases

Using our wood and
shell inlay expertise,
we expand into phone
cases and make a
foot... ...
products.

Boxes

In the Press

WIRED   KRON 4   Reverb   FT FINANCIAL TIMES   music   LICENSE GLOBAL

GUITAR WORLD   ACOUSTIC GUITAR   LAMORINDA   Christian Musician   MAVERICK   GUITAR GIRL MAGAZINE

Guitar

SHOW MORE

Meet Our Team





Chris Bradley
Founder, Chairman & CEO

Chris is a serial inventor, designer and entrepreneur who has been awarded more than 30 patents. He has also served as the Founder & CEO of the award-winning product development firm, 2ndEdison, Inc. for the past 20 years. Chris has helped many of the world's greatest brands invent, design, engineer, manufacture and market new consumer products. Prior to founding 2ndEdison, Chris held various leadership roles in Finance, Supply Chain & Marketing at HP.

Thalia Bradley
Co-Founder

Thalia had the original idea for the Thalia capo and together with her Father Chris, they cofounded the company. Thalia is currently a pre-med student at the University of Colorado at Boulder.





Peter Asher
Advisor

Peter is a legendary guitar player, manager and Grammy-winning producer. He started his career in the singing duo Peter & Gordon, before heading up A&R for the Beatles, Apple Records. Peter then founded Peter Asher Management, representing artists including James Taylor, Linda Ronstadt, Joni Mitchell, Randy Newman, and Carole King. As a producer, Peter has worked with a dizzying array of talents including James Taylor, 10,000 Maniacs, Diana Ross, Neil Diamond, Cher, Morrissey, Kenny Loggins, and Billy Joel.



Jeff Tilley
VP Design

An accomplished and award-winning designer, Jeff has led the design vision for Thalia since inception. He has also led the Design team at 2ndEdison, Inc for the past 15 years. During Jeff's successful career he has developed hundreds of products across a wide range of categories including medical, high technology, automotive, furniture, housewares, and consumer products.



Alan Crarer
VP Engineering

Alan leads the Engineering team for Thalia, ensuring that all Thalia products are engineered to perfection. He has also led the engineering team at 2ndEdison, Inc. for the past 14 years. Alan's unique engineering abilities have led to dozens of valuable patents. Alan is known for his ability to convert complex mechanisms into brilliantly simple solutions.



Eric Boustani
VP & General Counsel

Eric has worn many hats as a business executive, investor and lawyer in a range of industries, He has been instrumental in creating and managing Thalia's intellectual property portfolio since inception. Eric has also served as General Counsel of 2ndEdison, Inc, for the past 14 years. Eric's many creative talents and unique problem solving abilities have touched every aspect of the Thalia business.



Chase Pereira
Director of Operations



Chris Bean
Pick & Apparel Operations Manager



Myles Farquharson
Phone Case & Custom Part Operations Manager



Phil Divencenzi
Capo Operations Manager



Alec Plowman
Director of Content



Marissa Derengowski
Director of Technology



Gareth Ewing
Customer Support Manager



Mike Long
Marketing Manager










Paul Denura
Guitar Engineering
Manager


Austyn Rubalcava
Content Producer


Gabe Quesada
Inlay Artist


Chris Apricio
Inlay Artist


Mike Woodley
Senior Inlay Artist


Dillon Brazil
Inlay Artist


Cole Barberini
Inlay Artist


Andrew Basayne
Custom Shop Concierge

Offering Summary

Company :	Thalia Brands, Inc.
Corporate Address :	548 Contra Costa Blvd, Suite O, Pleasant Hill, CA 94523
Offering Minimum :	$9,999.00
Offering Maximum :	$1,069,998.00
Minimum Investment Amount (per investor) :	$150.00

Terms

Offering Type :	Equity
Security Name :	Class B - Non-Voting Stock
Minimum Number of Shares Offered :	3,333
Maximum Number of Shares Offered :	356,666
Price per Share :	$3.00
Pre-Money Valuation :	$8,000,001.00

Maximum subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Thalia Brands will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3 / share, you will receive 10 Class B Non-Voting Common Stock , meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Bonus Shares

15% Bonus Shares first 2 weeks

10% Bonus Shares from Week 3 to Week 7

5% Bonus Shares from Week 7 to Week 15

Perks*

$300 - 30% off all purchases on THALIACAPOS.com

All investors will receive a VIP Investor account that will entitle them to 30% off all purchases on THALIACAPOS.com (Excludes sale & co-branded items).

$601 – 50% off all purchases on THALIACAPOS.com plus a 10% store credit on investment

All investors will receive a VIP Investor account that will entitle them to 50% off all purchases on THALIACAPOS.com (Excludes sale & co-branded items) and they will also receive a store credit equal to 10% of their investment; a $100 retail value when used with the 50% discount)

$1,002 – 50% off all purchases on THALIACAPOS.com plus a 15% store credit

All investors will receive a VIP Investor account that will entitle them to 50% off all purchases on THALIACAPOS.com (Excludes sale & co-branded items) and they will receive a store credit equal to 15% of their investment; a $300+ retail value when used with the 50% discount)

$2,001 - 50% off all purchases on THALIACAPOS.com plus a 17% store credit

All investors will receive a VIP Investor account that will entitle them to 50% off all purchases on THALIACAPOS.com (Excludes sale & co-branded items) and they will receive a store credit equal to 17% of their investment; a $680 retail value when used with the 50% discount)

$5,001 - 2020 Taylor GS Mini – Thalia Custom Shop Guitar

A customized, brand new Taylor GS mini to your specs (choice of Koa, Mahogany, Spruce tops, including new custom headstock faceplate with inlays of your choice, custom truss rod cover, and pearl fretboard inlays). TBD after design review with Chris and the team. Includes New 2020 Taylor GS Mini Guitar & Makeover Service - $1,800 value). Also 50% off all purchases.

$10,001 - 2020 Gibson Les Paul Standard – Thalia Custom Shop Guitar

A customized, brand new 2020 Gibson Les Paul Standard to your specs (choice of available finishes, including Thalia custom pickguards, toggle washer, truss rod covers and custom back plates with a name or inscription). Includes New 2020 Gibson Les Paul Standard Guitar & Makeover Service. $3,500 value). Also 50% off all purchases.

*All Perks occur after the offering is completed

These perks offering discounts and store credit may not be used for resale purposes. In addition, these discounts provide a $1,000 yearly maximum value (unless authorized by the company). Meaning, any purchases above $1,000, in a rolling 12 month period, will not be eligible for the discount received by investing.

Perks will be redeemed once the investor has fully completed their investment and once it has been accepted and disbursed to the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

4 hours ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Thalia Brands, Inc. offering. Here's an excerpt describing the specifics of the change:

Thalia updated their page and perks.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

14 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Thalia Brands, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Thalia Brands, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

MAJOR PRODUCT ANNOUNCEMENT: GIBSON CUSTOM PARTS & BESPOKE CUSTOM SHOP SERVICES

17 days ago

Hello Investors,

About 8 months ago we entered the custom guitar parts market with a very simple entry: truss rod covers. It was the perfect pilot project that enabled us to get our feet wet and learn.

Today, we are launching a full range of custom guitar parts and custom guitar upgrade services. With this launch, there is no question that Thalia has now become the **ULTIMATE GUITAR HOTROD SHOP**, where guitar dreams become reality.

Gibson has granted us the rights to produce a full range of premium custom parts for all of their guitars. This is a very big deal as there are millions of Gibson guitars out there that we can target with this new product offering and we are the only game in town that has this authorization to use their IP.

GIBSON CUSTOM PARTS

Here is a short video overview that showcases the **Gibson Custom Part**s that we are launching today:



As part of our launch, we have created a **Gibson Les Paul Configurator** that allows you to choose your Les Paul's finish and other attributes and then see how our custom parts will look on your guitar. You can check out the new parts configurator by clicking on the image below and selecting a finish on the left side of the page along with your pickup format:



HOME / GIBSON CUSTOM PARTS / UNBURST

FEATURED

CUSTOM PARTS CONFIGURATOR

Select YOUR guitar's finish and humbucker style below to see how our custom parts will look on YOUR Les Paul

GUITAR FINISH   CLEAR

○ Ebony



WHITE PEARL



VINTAGE PEARL



MACASSAR EBONY

We are launching Les Pauls today but plan to roll out Gibson's other guitars models over the coming weeks and months.

We are also launching several new bespoke custom shop services:

GUITAR MAKEOVER SERVICE

With this new service, customers send in their guitar and we transform it into something incredible.

We now offer a range of services from a deluxe setup (fret leveling, neck adjustment, intonation, etc) and cosmetic repairs (remove scratches, buckle rash & dings) to custom designed exotic wood & shell parts, laser engravings, custom pearl inlays, along with pickup & wiring mods! Makeovers can range in price from $250 to $1,500+ depending on the options they choose.

To see some examples of Guitars that we have given makeovers, click on the image below.







CUSTOM PART DESIGN SERVICE

Customers that want us to design and build custom parts for their guitars that they will install themselves, can now choose this custom shop service offering.

From custom pick guards and truss rod covers to complete part sets for specific guitars. Say for example, that a customer wants a set of parts similar to what we are offering for Gibson Les Pauls, but they want it executed on a different make/model guitar. Or maybe they want a truss rod cover or a custom set of backplates inlaid with a name or inscription.



Whatever their design vision is.... We can help them make it a reality. Custom part designs can range in price from $100 to $1,000+ depending on the design.

Thank you for your support!

Chris

Announcing the Launch of Taylor Guitar Capos by Thalia!

24 days ago

Hello Investors!

We are very excited to launch an entire line of Taylor by Thalia Capos! This is an expansion of our offerings by Taylor which to date have only included phone cases and leather straps. We have a very large population of Taylor Guitar players in our customer base and this is something that I have wanted to offer for a very long time.

We are planning to offer the entire range of fretboard inlay designs that Taylor has inlaid into their guitar necks since inception. This makes one of these capos a perfect complement to any Taylor Guitar. We will be rolling out the entire range over the next month but for now we have launched 4 new designs yesterday and orders have already been great!

Here are some photos of the new designs that are for sale now and others that will roll out in the next week or so...





Taylor's endorsement of our capos is a very big deal and we are excited by this expansion of our relationship together.

We have even more exciting products in the works... so stay tuned!

Chris

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Thalia Brands, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Thalia Brands, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Our Move to UV-Cured Finishes with Help From Taylor Guitars

about 1 month ago

Hello Investors,

We have taken some significant steps over the past quarter to improve many of our internal manufacturing capabilities. Over a series of updates, I will share these exciting developments including our move to UV cured finishes, a complete redesign of our pick manufacturing operation, and our new approach to processing exotic woods.

OUR MOVE TO UV-CURED FINISHES WITH HELP FROM TAYLOR GUITARS

In early March, right before the pandemic shut us down temporarily, we had a team of executives from Taylor Guitars come to the Thalia Studio for a site visit.





Left to right: Ed Granero, Andy Powers, Chris Bradley & Keith Brawley

As some background, we had begun a partnership with Taylor back in the fall and have been producing a variety of Taylor-branded products including exotic wood phone cases and guitar straps. These products have sold very well and we have several new products in development that we plan to announce very soon!

But what I want to discuss today is how Taylor, has helped us greatly improve our wood and shell finishing processes. While they were generally impressed with our overall capabilities, quality and agility during their visit, they saw some big opportunities to help us improve our finishing operations. In fact, the exact quote from Andy Powers was "You need to move to UV finishes. It will change your life." All I can say is: Man, was he right! I am forever grateful to the Taylor team for their recommendations and guidance over these past few months as we have transformed our finishing operations completely over to UV.

While we knew that the guitar industry had largely migrated to UV, we had not done it internally for several reasons. One, the investment in machinery and two, the lack of expertise. In the beginning, we had some outside suppliers provide us with pre-finished wood veneer and while that worked great, it greatly limited the wood species and grades that we could use in our products. Overtime, we had added in many other exotic woods such as our very popular AAA Curly Hawaiian Koa from other sources and those woods had come unfinished, forcing us to finish them ourselves. But we were doing it the old fashioned way with lacquers and urethane finishes.

Taylor has been kind enough to help us every step of the way with recommendations on suppliers and equipment including specific UV resin formulations, equipment suppliers, spray guns, conveyor systems and other technologies.

Today, I am pleased to say that we have implemented a fairly automated system including a UV conveyor system that allows us to finish coat and permanently cure our inlays in about 10 seconds. This process used to take us about 24 hours in some applications and included a series of drying rooms where we were waiting for inlays and woods that we had finished at various stages to dry. This new system means that we can start from a raw piece of wood veneer and process it into a phone case, capo, strap or pick in minutes instead of days.

The impact of this simple change will have a massive impact on our business. I would say that it is analogous to going from film to digital photography. Internally, we are now reviewing every single manufacturing process to determine how this new UV finishing capability will change how we work. Thank you Taylor Guitars for the push!

In a future update, I will share how we are completely redesigning our pick business with new processes and technologies. The move to UV-curing was a critical component in our new strategy.

Expect more great things to come!

Chris

FINANCIAL UPDATE & THE STATE OF THE BUSINESS

about 1 month ago

Hello Investors!

The past few months have been a whirlwind... But I am pleased to let you know that despite everything we are thriving as a business! Our direct-to-consumer selling model and focus on e-commerce has enabled us to profitably grow despite the pandemic.

In my last update, I shared how we made a fast pivot in the midst of the COVID-19 shutdown to become an "essential business" to make intubation boxes and other PPE in support of frontline workers. I can't say enough about the resilience of our hardworking team and the impact that we were able to make in a short period of time. We shipped almost 1,000 boxes to hospitals all over the country and world. The demand for intubation boxes has now dried up (at least for now) and we have returned to our true business and passion... making the best guitar accessories on earth.

In the midst of the Covid-19 shutdown, we released our 2019 Annual Report. Given what we were up against at that point and the urgency to provide medical supplies to hospitals, I did not provide a proper update about those results. So I want to provide that now along with a mid-year 2020 update!

2019 FINANCIAL PERFORMANCE

In 2019 the company focused its efforts on diversifying its product portfolio and returning to profitability versus achieving year-over-year revenue growth. As a result, the company's sales declined slightly to $1,827,426 from $2,183, 575 in 2018 (16% decline). However, the company posted an EBIT (Earnings before Interest & Taxes) of $118,964 and Net Income of $42,485; up from a Net Loss of ($254,430) in 2018.

This dramatic turnaround in profitability was driven by several key strategies: first, the company secured major licensing deals with Gibson, Martin, Taylor, Guild and Cordoba guitar brands. This is a material development for the company. These licensing deals bring credibility to the brand and greatly expanded the demand for our products. Second, we developed several new product categories in 2019, including apparel, magnesium slides, leather guitar straps, truss rod covers and jewelry. The company emerged from 2019 as a truly diversified guitar accessories company and lifestyle brand with excellent prospects to profitably grow each of these categories in 2020. To read our full report, please look in the "FORM C FILINGS" section.

MID-YEAR 2020 FINANCIAL PERFORMANCE

In the first half of 2020, the company experienced strong revenue growth of approximately ~18% over the same period in 2019. This is despite the uncertainty and disruptions caused by the COVID-19 pandemic. When we were forced to shut down in early March, we launched a big shutdown sale to keep cash coming in and our customers responded, driving the largest March and April sales numbers in our company's history. While these sales were heavily discounted, we discontinued all advertising during sale period and thus we were able to stabilize profitability despite the deep discounts. All in, I am pleased to announce that we have had a very strong first half of 2020. And by the end of this week, we should be caught up with the backlog of orders we booked over the past few months and be back to our standard 3-5 day build-to-order turn around times.

In the next update, I will share some of the exciting upgrades and enhancements we have been making in our manufacturing operations (with some help from our friends at Taylor Guitars) that will greatly improve the quality and throughput of products that we can manufacture and ship. Stay tuned as many great things are in the works!

Thank you for your continued support!

Chris

Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Thalia Brands, Inc. offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Thalia Brands, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Thalia Brands, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

Thanks for funding the future.

-StartEngine

COVID-19 UPDATE & NOTICE ABOUT ANNUAL REPORT

3 months ago

Notice to our investors: We will be unable to meet our April 29, 2020, annual report filing requirements for securities sold pursuant to Regulation CF as a result of our change in focus to create intubation boxes and supply critical PPE for frontline healthcare workers battling COVID-19. As such, we intend to rely on the temporary relief being provided by the Securities and Exchange Commission. We will continue to use our best efforts to comply with our ongoing reporting obligations.

Hello Investors,

As I indicated in our last update, we were forced to shut down on March 12 as a result of California's shelter in place order. Sadly, I was left with no choice but to layoff all of our staff. We made some quick moves to keep the business going, including moving all of our finished goods inventory back to my house so that we could continue to fulfill orders while sheltering in place. I also implemented a massive discount to customers willing to place pre-orders that would be fulfilled when we were allowed to reopen. That strategy was very effective in keeping the lights on and keeping revenue coming in strong. But I soon I realized that we had to do something to help medical staff in the fight against COVID-19.

A week after we shut down, a doctor friend of mine, Gary Tamkin, MD, FACEP, who oversees 30 emergency rooms in California told me about a new invention from Taiwan called an "intubation box" that had emerged to better protect doctors when doing a very dangerous procedure with COVID-19 patients. We discussed the shortcomings of the new design and how we could make it better. In that moment, I knew that Thalia Brands could remobilize to design a better intubation box that would save lives.

A week and more than a dozen prototypes later, we had a much improved design worked out that could be made very efficiently and cost effectively in the Thalia Studio using our six laser cutters and talented team. I rehired our entire team and immediately went into full-scale production. Over the next three weeks we would build and ship over 400 boxes all over the country and the world. To ensure that every doctor and nurse who wanted one would be able to get one free of charge, we also setup a GoFundMe page and raised over $37,000. This effort has enabled us to send out over 200 free or "sponsored" boxes to every doctor and nurse that requested one. I want to thank many of you who who also supported us in this ongoing effort.

Here is an overview video of the Thalia Intubation Box:


02:38

Three weeks after we launched the first Thalia Intubation box, we launched the 2.0 version. With tons of improvements from feedback from over 80 different frontline doctors, we now have a very stable design. To learn more about the Thalia Box and our journey into Healthcare, please check out our website at https://www.thaliacapos.com/pages/thaliabox

Now, we have certainly not forgotten about our core guitar accessories business. The business that each of you believed in when you made your investments. We are as passionate as ever about guitar and will continue to drive forward as innovators in the guitar world. But the world needed our help in this moment and so we rose to the challenge. My desire with all of this is to do some good in the world, ensure the long-term success of our company and keep our employees safe and secure. To me that is the essence of creating shareholder value.

We have been so focused on working to get intubation boxes and other critical PPE out to frontline workers, that we are late on delivering our Annual Report. We have however recently released our 2019 financials and the good news is that we have returned to profitability with your help and investments. I am working on our annual report now and expect to release it soon and provide full details on our 2019 performance and our plans for the future.

Thank you very much for your support!

Chris Bradley

Founder & CEO


SHOW MORE UPDATES


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Richard Nagamitsu `1 INVESTMENT` `INVESTED` 25 days ago
Hi,

I invested last week and was wondering when I would receive a confirmation with discount and account credit info. I need a new Taylor capo!

> **Chris Bradley** - Thalia Brands, Inc. 24 days ago
> Hi Richard, First, thank you for investing! We will receive your investor info and setup your investor account as soon as this next round closes... This should be about another week hopefully. When it closes and your shares are issued you will receive an email from us with an investor account invite. Thank you! I am very excited about these new Taylor Capos too... so I am glad to hear you like them! Chris

Tyler Brandt `1 INVESTMENT` `INVESTED` a month ago
Thank you so much Chris, I love your products and can't wait to get more! I've been getting capos as gifts for every guitar player I know and they are going over fantastically!

> **Chris Bradley** - Thalia Brands, Inc. a month ago
> So glad to hear Tyler! Thank you!!

Tyler Brandt `1 INVESTMENT` `INVESTED` a month ago

Hi Chris,

I am writing to report that I'm having the same issue as Christopher Foster below. I did email Thalia support but I'm sure you are all very busy right now.

I'd like to go ahead and order some stuff with my investor discount as soon as I can! Thank you :)

> **Chris Bradley** - Thalia Brands, Inc. a month ago
> Hi Tyler, I just checked and we actually just got your info on the 6/30 disbursement even though you invested back in May. So your investor account invite will go out later today! Sorry for the delay and thank you for investing in Thalia Brands! Chris

---

Christopher Foster `1 INVESTMENT` `INVESTED` a month ago

Hi Chris I got the email this time with my account info. Thank you very much for the quick response!!

> **Chris Bradley** - Thalia Brands, Inc. a month ago
> Great! Thanks again!

Christopher Foster `1 INVESTMENT` `INVESTED` a month ago

Hi Chris, I invested several months ago back before the pandemic hit, but I never received my investor account information from you guys. Should I have gotten that by now? Please let me know if there's something else I need to do to get this taken care of. Thanks!!!

> **Chris Bradley** - Thalia Brands, Inc. a month ago
> Hi Christopher, Thank you for investing!! We did send an account invite awhile back so I am sorry to hear that you didn't receive it yet! Maybe it went into spam? We just resent the email invites to your email address right now, so please check now, if not please check your spam folder. Thank you! Chris

---

Sean Stobart `23 INVESTMENTS` 2 months ago

Hi Chris & Thalia,
Congrats on reaching the $400k milestone. Great achievement!!
I really like what you are trying to do & love your leadership team.
I usually only invest into these companies if they have raised $500k or the max $1M, do you plan on extending your campaign to get up to that max raise limit of $1M or not? Please advise so I can budget here accordingly.
Thank you, all the best!

> **Chris Bradley** - Thalia Brands, Inc. 2 months ago
> Hi Sean, Thank you! Yes, we do plan to extend and continue raising funds! We have some big plans for the future and while we got sidetracked in the midst of the pandemic we are back on track and I am excited to say we will be launching some very cool products very soon! Thank you for your support!!! Chris

---

Mark Hilton `SE OWNER` `9 INVESTMENTS` `INVESTED` 2 months ago

Cool!

Jenny Christian `1 INVESTMENT` `INVESTED` 2 months ago

Chris, my neighbor owns the only local music store in town and I was going to talk to him about Thalia products. Are you guys considering offering your products in local music stores, before I go chat with him about the possibility of offering your products? Got my guitar straps, capos, picks and ring the other day. Amazing as always!

> **Chris Bradley** - Thalia Brands, Inc. 2 months ago
> Hi Jenny, Sorry for the very delayed reply! Yes, we do work with many music stores... Always,











interested in working with companies that want to promote our brand! Thank you!
Chris

SHOW MORE COMMENTS

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California Investor Only - <u>Do Not Sell My Personal Information</u>



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>7/15 new video Script</u>

"Thalia Brands is a California-based guitar accessories company that has grown from its humble beginnings in guitar capos into a truly diversified global music accessories brand that designs and builds premium capos, picks, straps, slides and custom guitar parts with unparalleled quality.

Staffed with an amazing team of luthiers, craftsman, designers, and engineers, we have all the skills and tools necessary to build premium quality guitar accessories and custom parts right here in the USA. We also transfort ordinary guitars into extraodrinary work of art.

Chris Bradley - "I founded the company with my daughter Thalia back in 2014 with a successful Kickstarter campaign focused on the guitar capo that we invented together. Today, Thalia Brands is much more than a capo company. We have expanded into more than half a dozen major product categories. We were profitable in 2019 and we have generated more than $10M in sales to date. We have also earned the trust of 130K direct customers and received more than 7,000 5-star reviews for our products. Now, we are seeking investors to help us take the company to the next level."

In 2019, with the help of StartEngine investors we launched our premium leather strap, magnesium slide and custom guitar parts businesses and forged major brand partnerships with some of the biggest and most influential guitar brands in the world, including Gibson, Taylor, Guild, and Martin Guitars. These partnerships have enabled us to greatly expand our reach and develop even more exciting products.

When COVID-19 shut us down temporarily in mid-March, we made a fast pivot and turned our US manufacturing operation into a medical device manufacturing facility that produced almost 1,000 intubation boxes for frontline medical staff in need.

We have now resumed full production of our core product lines and have shown that despite the pandemic we were still able to grow our business almost 18% year over year in the first half of 2020.

As retail changes and the world shifts more and more to online sales, Thalia is in a perfect position as one of the only direct-to-consumer online guitar accessories companies. Join us in our mission and become a Thalia investor today and help us change the future of the guitar industry.

<u>Gibson by Thalia Custom Parts Transcript</u>

Introducing Gibson by Thalia Custom Parts.

Including premium custom pick guards, tone knobs, truss rods covers, toggle

switch washers, backplates, and more.

These kits come in a wide variety of styles and materials and allow you to fully customize the look of your Gibson Les Paul guitar.

Mix and match wood and shell designs, or purchase a full easy to install kit to make your own personal work of art.

Get yours at gibsonbythalia.com.

Gibson by Thalia "Save the Bees" Custom Parts Transcript

Narrator: Thalia is a California-based premium guitar company staffed with an amazing team of luthiers, craftsman, designers, and engineers. We have all the skills and tools necessary to build the best custom accessories for your guitar.

One of our newest options are Gibson by Thalia Custom Parts Kits.

Including Premium Custom pick guards, tone knobs, truss rod covers, toggle switch washers, backplates, and more.

These kits come in a wide variety of styles and materials and allow you to fully customize the look of your Gibson Les Paul guitar.

Now we're going to use our design talents to create Limited Edition "Save the Bees" Les Paul custom parts.

For the past 18 months we have been working with Paul Stamets and Washington State University on a fundraising effort to support critical research that they are doing to solve pandemic health problems effecting honeybees.

We have already raised thousands of dollars in this effort, now we're going to create limited edition "Save the Bees" Custom Les Paul parts where 10% of the proceeds will go directly to support this exciting honeybee research effort.

Jeff: The pick guard is real, natural, number one opportunity area. Just is so visible, so iconic and it's such a big part of the motif of the guitar.

Mike: I had a few ideas, mainly for the pick guard. I kinda wanted to harken back to the idea of the hummingbird pick guard. So on this, we have the hummingbird here feeding from a trumpet flower. And my idea was to essentially, on this pick guard, kinda harken back to that with the same flower having a bee flying away from it.

Chris Bean: Not to compete with Mike's ideas, but I was also thinking of the pick guard. I love the idea of honeycomb but its one of those designs where you can easily do too much of it and it becomes a little gaudy. But what would be a really neat thing is if as you're approaching the curve in the pick guard to kinda populate it with more the cells from the honeycomb.

Chris Bradley: I really liked Chris's honey dipper idea on the toggle switch.

Jeff: That was super cool cause it's just, like, its kinda whimsical and it's creative.

Chris Bean: I think it would be really neat to figure out a way to do a hardwood toggle switch cap and to make it the honey dipper shape to kinda tie it all together.

Chris Bradley: I think that's cool.

Chris Bean: It's something where it's not- It's a nice little touch but it's not too over the top. What is important to me with these designs is that they're works of art but they're also, like, playable. You don't want it to be so much that people don't want to touch but enough to where people want to pick it up.

Chris Bradley: Yeah, so I think, you know, from here lets go and do some design and fabricate some of these concepts and then we can kinda put them on to the guitar, see what we think, see what think really works, and which pieces work together.

Chris Bradley: Now one of the things that's really cool that's come out of this build is there's multiple variations of the different components that we've pulled together that we think work in different ways. So there's not going to be just one 'Save the Bees' but there can actually be multiple 'Save the Bees' Les Pauls.

I think we have some really great concepts for the pick guard. Two concepts kinda made it to the top. The first one, a bee with a trumpet flower. I think it really looks cool and gives it it's own unique vibe.

And the second version is, we've taken a tight knit honeycomb pattern. I'm just in love with this pick guard.

Now, the tone and volume knobs are gold and they work so well with this guitar, but we found a really great solution of inlaying a fine layer of vintage yellow shell that has the honeycomb pattern right into the tops.

Next up is the toggle switch and the toggle switch washer. And we've recreated the toggle washer with classic rhythm and treble text on it. And then a second option would be to do it with the same honeycomb etching that we've put onto the tops of the bobbins. I has this really cool, solid hardwood, honey dipper toggle switch which I think is just that fine detail that brings the whole design together.

Moving up the neck to the truss rod cover, we have two different options which I think are really great. And we've kinda paired them with the pick guard. So if you're going with the honeycomb pick guard we have this beautiful bee, and if you're going with the bee pick guard then we have the honeycomb

Guitar Straps Transcript

Introducing Thalia premium Italian Leather guitar straps. Our straps are soft and supple and built to last.

Customers are already raving about their quality:

"Best strap ever bought. Fine excellent leather and beautiful inlay."

"Comfort, first quality leather, exactly what I was looking for."

"…I love the oversized hole for the cable jack to fit through. You are the first company that I have seen to make this simple adjustment…"

All of our straps have an integrated wood and shell inlay with over one hundred different design options to suit any taste.

We offer two different tailpiece hole options, Standard and oversized for acoustic electrics with endpin pickup jacks.

We also offer extra long and shorter versions of our straps to ensure a perfect fit

on every player.

The strap you have always wanted awaits, only at thaliaguitar.com.

MAIN VIDEO

My name is Chris Bradley, I am the Chairman & CEO of Thalia Brands.

Thalia is a premium guitar accessories and lifestyle brand with over 100,000 loyal direct customers, a successful D2C business model, and an impressive portfolio of patented guitar accessories. To date, we have generated $7.8M in sales and are poised for rapid growth.

Our story began 8 years ago, when my daughter Thalia had a big idea for a new guitar capo that was inlaid with exotic wood and shell. As soon as I heard her idea, I knew it was a winner. But as a guitar player and a designer, I knew that we had to fix the functional issues that made capos so painful for guitar players to use. We went on to create the Thalia Capo which has been awarded three US patents. We launched it on Kickstarter in 2014 and today our company, Thalia Brands, is a diversified and thriving guitar accessories business.

We build capos that keep guitars in tune, are easy to use, and are aesthetic works of art. We manufacture the world's thinnest durable wood guitar pick, which has amazing tone, flexibility and design variation. We're expanding into other guitar accessory categories, continuing to solve problems and improve design everywhere we can. We recently expanded into magnesium slides as well as lifestyle products like phone cases and clothing for people who want to show their passion for guitar playing even when they are on the go.

According to Music Trades, Guitar Accessories is a growing market with approximately $1 Billion dollars in global sales in 2018 and $400M in the USA alone. We are tackling each accessory category one by one, with a solid plan for rapid growth.

We have made significant traction as a brand in the 5 years since we launched on Kickstarter. We have had sales of $7.8 million dollars to date. We have also gained the trust of over 100,000 loyal customers. And we have an outstanding customer service record with over 5,000 verified 5-star reviews. Thalia products have also won several major design awards and we have been granted 5 US patents for our unique designs.

And to top it off, we recently, entered into a licensing partnership with Gibson Guitars, one of the largest and most respected guitar brands on earth. Jointly we will be marketing a range of accessories that are co-branded with the Gibson and Thalia brands.

We make guitar accessories that simply work better and look better than our competitors. We differentiate ourselves by offering unparalleled design variation and customization in our products. This is possible because we design our products for late-stage differentiation with a build-to-order supply chain. This is appealing to customers because they can choose inlays and finishes that closely match their guitars or other personal preferences.

We have been busy developing new products and have several that are ready for launch now. Given that we are asking for your investment, we want to share several of these new products with you now.

We plan to launch a Thalia Guitar Strap this fall. We will be offering gorgeous custom straps at amazing price points. Starting at around $60, Thalia customers will be able to choose from a wide range of premium leather straps with integrated wood and shell inlays.

We also plan to launch a new line of strap locks. We have created a strap lock that will work perfectly with the guitar strap buttons that come pre-installed by all of the major guitar brands. And best of all, our elegant solution is as beautiful as it is functional and sports fine finishes and inlays just like other Thalia products.

We also plan to launch a Thalia Wall Hanger. Our wall hangers are works of art in their own right. Felt lined arms ensure that it is perfectly safe for all guitar finishes and of course they can be customized with a matching wood and shell inlay and are offered in range of attractive metal finishes.

Our vision is to become the most successful guitar accessories & lifestyle brand in the world and to deliver massive value to our shareholders. We will do this by continuously innovating and launching into profitable product categories as we scale.

Our core team has worked together, developing innovative new products, for successful companies for nearly 20 years. And together with our key advisor, Peter Asher, guitarist, singer, manager and uber producer of greats like James Taylor and Linda Ronstadt, we are ready to make Thalia Brands a guitar industry powerhouse.

We are inviting you to invest in our company and share in our future success. We have a unique vision and a lineup of amazing products ready for launch. Let's do this together and change the guitar industry forever.

<u>Functionally Better Video Script:</u>

The first thing that you probably noticed about the Thalia Capo is how

beautiful it is. Yes, it comes in lots of different finished choices and

hundreds of different inlay options, but put all of that aside because the

Thalia Capo is functionally the best Capo that you will ever use. Here's

why.

The first is we have interchangeable fret pads. This allows you to match

the fretboard radius of the capo to your specific guitar. Every Thalia Capo comes with 14 different radius pads. That means you will get a perfect fit regardless of what guitar you have. The second reason is it's been designed to be used in your fretting hand so you can simply squeeze it place it onto the neck of your guitar and you can easily move it to any position on the fingerboard or even store it above the nut. That's it the Thalia Capo is functionally the best Capo you will ever use.

Thalia Pick Video Script:

The guitar pick. If you're like most guitar players, you probably haveN't thought a lot about how the pick affects your tone. But we did. The Thalia pick is an innovative take on an essential tool for guitar players. We spent years perfecting the materials for our picks, creating the first wooden pick that plays like a plastic pick. We take super thin layers of our sustainably-harvested Santos Rosewood and layer them in a crosshatch pattern to increase durability.

What makes a would pick unique? The softer material reduces the harsh attack typical of plastic picks. The result is a warmer mellower sound perfect for acoustic instruments as well as getting a balanced warm tone from your electric guitar. Enough talk. How do they sound? [Unedited audio] Find your pick perfect today at ThaliaPicks.com? [All audio recorded with 0.9MM Thalia Picks.]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



State of Delaware
Secretary of State
Division of Corporations
Delivered 06:33 PM 06/21/2019
FILED 06:33 PM 06/21/2019
SR 20195599820 - File Number 5339768

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is 5/23/2013.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is THALIA CAPOS LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Thalia Brands, Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 21st day of June, A.D. 2019.

By: [signature]

Name: Chris M. Bradley
Print or Type

Title: Member
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:33 PM 06/21/2019
FILED 06:33 PM 06/21/2019
SR 20195599820 - File Number 5339768

CERTIFICATE OF INCORPORATION

OF

THALIA BRANDS, INC.

A Delaware Corporation

The undersigned, a natural person (the "Sole Incorporatator"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware.

Article I.

The name of the corporation is Thalia Brands, Inc.

Article II.

The registered office of the corporation in the State of Delaware shall be 2035 Sunset Lake Road, Suite B-2, City of Newark, County of New Castle, 19702. The name of the registered agent of the corporation in the State of Delaware at such address is LEGALINC CORPORATE SERVICES INC.

Article III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

Article IV.

This corporation is authorized to issue only two classes of stock, to be designated Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"). The number of shares of Class A Common Stock presently authorized is 2,500,000. The Class A Common Stock has voting rights. The number of shares of Class B Common Stock presently authorized is 2,500,000. The Class B Common Stock does not have voting rights. The total number of shares of Common Stock presently authorized is 5,000,000, each having a par value of $0.0001.

Article V.

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until

such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders entitled to vote shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

Article VI.

A. The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this

2

Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

Article VII.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

Article VIII.

The corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in being offered an opportunity to participate in any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

Article IX.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article (including, without limitation, each portion of any sentence of this Article containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Article X.

The name and the mailing address of the Sole Incorporator is as follows:

> Benedict O'Mahoney
> NetLawyers LLP
> 742 Widgeon Street
> Foster City, CA 94404

This Certificate has been subscribed as of June 21, 2019 by the undersigned who affirms that the statements made herein are true and correct.



BENEDICT O'MAHONEY
Sole Incorporator